October 21, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3628

Attn:                    Peggy Kim, Special Counsel, Office of Mergers & Acquisitions

Re:                             CBOE Holdings, Inc.
Amendment No. 1 to Schedule TO-I for Class A-1 Common Stock
Amendment No. 1 to Schedule TO-I for Class A-2 Common Stock
Filed October 21, 2010
File No. 005-85558

Dear Ms. Kim:

We are in receipt of your comment letter dated October 20, 2010 to CBOE Holdings, Inc. (the “Company”).  We have addressed your October 20, 2010 letter by reproducing each comment below and providing our response immediately following.  Simultaneously with the delivery of this letter, we have filed the above-referenced amendments to each of the Schedules TO-I with changes responsive to your comment letter.

Offer to Purchase

Summary Term Sheet, page ii

When and how will I be paid for my shares, page iii

1.                                       Comment:              Please reconcile your statement that you will pay “promptly” with the disclosure that you expect that payment will be mailed five to seven business days after expiration.

Response:             We have amended and restated the last sentence in the answer to question 10, “How and when will I be paid for my shares,” in “Summary Term Sheet:  Questions and Answers about Our Offer” in the Offers to Purchase to read as follows:  “Your check (along with information about the number of your shares purchased) will be mailed promptly after the expiration date of the offer.”

Procedures for Tendering Shares, page 4

2.                                       Comment:              Please explain to us the purpose of the language that your interpretation of the conditions of the offer will be final and binding.  Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.  In addition, please disclose that security holders may challenge your determinations.

Response:             We have amended the Offers to Purchase to delete the ninth paragraph under “Procedures for Tendering Shares” (the first full paragraph on page 5) in the Offers to Purchase.

Acceptance for Payment and Payment for Shares, page 5

Proration, page 5

3.                                       Comment:              Please disclose that you were granted no-action relief regarding Rule 13e-4(f)(3) and the modified proration procedure in your offer.

Response:             We have amended the first paragraph under “Acceptance for Payment and Payment for Shares—Proration” on page 5 of the Offers to Purchase to add the following sentence at the beginning of such paragraph:  “We have been granted no-action relief by the staff of the Securities and Exchange Commission, by letter dated May 10, 2010, regarding Rule 13e-4(f)(3) and the modified proration procedure described below.”

Conditions of the Offer, page 6

4.                                       Comment:              Please refer to the language relating to your failure to exercise any of the rights described in this section.  This language implies that once a condition is triggered, you must decide whether or not to assert it.  Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition.  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so.  Please confirm your understanding supplementally, or revise your disclosure.

Response:             The Company confirms its understanding that it may not simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.

On behalf of the Company, the undersigned acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 786 -7462 with any questions you may have.

Sincerely,

/s/ Joanne Moffic-Silver
Joanne Moffic-Silver

cc:	David McCarthy
Richard Miller